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                                                                    Exhibit 99.1


                                 HOLLINGER INC.
                          CHANGES TO BOARD COMPOSITION

      Toronto, Canada, November 18, 2004 -- Hollinger Inc. ("Hollinger")
(TSX: HLG.C; HLG.PR.B) announced today that Mr. Justice Colin L. Campbell of the Ontario Superior Court of Justice has issued his decision in connection with the application commenced by Catalyst Fund General Partner I Inc., a shareholder of Hollinger, seeking an order to, among other things, remove all of the directors of Hollinger (except for Robert J. Metcalfe and Allan Wakefield) and to appoint replacement directors.

      Mr. Justice Campbell has ordered the removal of three directors, being Barbara Amiel-Black, J.A. Boultbee and F. David Radler, effective immediately. Mr. Justice Campbell also ruled that there is no need at this time for any additional directors to be appointed. As previously announced, Conrad (Lord) Black resigned as a director and officer on November 2, 2004. As a result, Hollinger's board of directors will now be comprised of the following six persons: Paul A. Carroll, Q.C., Robert J. Metcalfe, Donald M.J. Vale, Gordon W. Walker, Q.C., Allan Wakefield and Peter G. White.

      Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is a newspaper publisher whose assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com